UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PETROTEQ ENERGY INC.

(Name of Subject Company)

PETROTEQ ENERGY INC.

(Name of Person(s) Filing Statement)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Common Shares
(Title of Class of Securities)

71678B107
(CUSIP Number of Class of Securities)

Dr. R. Gerald Bailey
Chairman and Interim CEO
Petroteq Energy Inc.
15315 W Magnolia Blvd, Suite 120

Sherman Oaks, California 91403

(800) 979-1897
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Robbie Grossman	Herbert (Herb) I. Ono
DLA Piper (Canada) LLP	McMillan LLP
1 First Canadian Place, Suite 6000 PO Box 367, 100 King St W Toronto, Ontario Canada M5X 1E2 (416) 365-3500	Royal Centre, Suite 1500 1055 W Georgia St, PO Box 1117 Vancouver, BC Canada V6E 4N7 (604) 689-9111

☐ Check this box if the filing relates solely to preliminary communications made before the commencement a tender offer.

This Amendment No. 1 to  Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Statement") originally filed by Petroteq Energy Inc. ("Petroteq" or the "Company") on November 9, 2021.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

Petroteq's board of directors (the "Petroteq Board") has prepared a Supplement dated December 29, 2021 (the "Supplement") to the Directors' Circular dated November 6, 2021 which was filed as an exhibit to and was incorporated by reference in the original Schedule 14D-9. The Supplement, which will be mailed to Petroteq shareholders on or about January 4, 2022, is filed as Exhibit (a)(2)(C) to this Statement and is incorporated herein by reference in its entirety.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following hereto:

The information set forth in the Supplement under the heading "Information Regarding Viston" is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented by adding the following hereto:

The information set forth in the Supplement under the headings "Arrangements Between Viston and the Directors, Officers and Securityholders of Petroteq," "Arrangements between Petroteq and its Directors and Officers" and "Interest of Directors and Officers in Material Transactions With Viston," is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by adding the following hereto:

(a) Solicitation or recommendation

The information set forth in the Supplement

  on the face page thereof, under the heading "The Board of Directors of Petroteq (the 'Petroteq Board') is Recommending Acceptance", and

  under the headings "Recommendation of the Petroteq Board" and "Conclusion and Recommendation",

is incorporated herein by reference.

The information set forth in the letter to Shareholders of Petroteq included in the Supplement immediately ahead of the Table of Contents, and signed by R.G. Bailey, Chairman and Interim CEO of Petroteq, is also incorporated herein by reference.

(b) Reasons

The information set forth in the Supplement under the headings "Reasons for the Petroteq Board's Recommendation" and "Recent Developments - Haywood Analysis" is incorporated herein by reference.

(c) Intent to Tender

The current intentions of the Company's executive officers and directors with respect to the Viston Offer are set forth in the Supplement under the heading "Intention of Directors, Officers and Other Securityholders with Respect to the Viston Offer" which is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

Item 6 is hereby amended and supplemented by adding the following hereto:

The information set forth in the Supplement under the heading "Trading in Securities of Petroteq" is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and supplemented by adding the following hereto:

The information set forth in the Supplement under the heading "Alternatives to the Offer," is incorporated herein by reference.

Item 8. Additional Information to be Furnished

Item 8 is hereby amended and supplemented by adding the following hereto:

The information set forth in the Supplement under the headings "Cautionary Statement on Forward-Looking Statements," "Notice to Non-Canadian Shareholders," "Currency," "Glossary of Terms," "Supplement," "Recent Developments," "Cautionary Note Regarding the Viston Offer," "Arrangements Between Viston and the Directors, Officers and Securityholders of Petroteq," "Arrangements Between Petroteq and its Directors and Officers," "Interest of Directors and Officers in Material Transactions with Viston," "Material Changes in the Affairs of Petroteq," "Other Material Information," "Errors, Misleading Statements," "Statutory Rights," "Approval of Directors' Circular" and "Certificate,"  is incorporated herein by reference.

Item 9. Exhibits

Exhibit No.	Description
(a)(2)(A)	Directors' Circular of Petroteq Energy Inc. dated November 6, 2021 (1)
(a)(2)(B)	News Release dated October 27, 2021 (2)
(a)(2)(C)	Supplement dated December 29, 2021 to the Directors' Circular of Petroteq Energy Inc. dated November 6, 2021 (3)
(a)(2)(D)	News Release dated January 4, 2022 (3)

(1) Incorporated by reference from Petroteq's Schedule 14D-9, as filed with the SEC on November 9, 2021.

(2) Incorporated by reference from Petroteq's Current Report on Form 8-K, as furnished to the SEC on October 28, 2021.

(3) Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETROTEQ ENERGY INC.

Dated: January 4, 2022	By:	/s/ R. Gerald Bailey
Dr. R. Gerald Bailey Chairman and Interim CEO